UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 69400

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Manor Park Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 Mayhew Avenue

(No. and Street)

Larchmont	NY	10538
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shari Rothenberg	(908) 743-1307	srothenberg@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC

(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/06		2699	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR
240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



AFFIRMATION

I, Bradford Burkett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Manor Park Securities LLC as of 12/31/23, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Managing Director

Title

Ousmane Diop
Notary Public State of New York
Registration No. 01DI6392371
Qualified in Westchester County
My Commission Expires May 28, 2027

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Manor Park Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2023



YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Manor Park Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Manor Park Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Manor Park Securities LLC's auditor since 2022.

New York, NY

February 22, 2024

Manor Park Securities LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash	$	37,176
Prepaid expenses		36,978
Total asssets	$	74,154
Liabilities and Members' Equity		
Liabilities		
Pension payable	$	17,215
Members' Equity		56,939
Total liabilities and members' equity	$	74,154

The accompanying notes are an integral part of this financial statement.

1. **Organization and Nature of Business**

Manor Park Securities LLC, a New York limited liability company (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company's primary business provides a range of advisory services in connection with mergers, acquisitions, capital raising and certain other corporate finance matters to clients in the healthcare and technology industries, including corporations, limited liability companies, partnerships, institutions, and high net worth individuals. The Company focuses on advising on solutions for clients' complex financial concerns, providing advice to senior management, boards of directors and business owners and institutions in transactions that typically are of significant strategic and financial importance to them. In connection therewith, the Company engages in private placements, mergers and acquisitions and advisory services.

The Company will raise equity and debt or other forms of capital for its healthcare and technology clients through private placements with institutions including, but not limited to, corporate investors, private equity funds, venture capital funds, family offices, and high net worth individuals.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at the financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

2.   **Summary of Significant Accounting Policies (continued)**

Employee Benefits
The Company maintains a Simplified Employee Pension (SEP) plan for eligible employees. For the year ended December 31, 2023 the Company accrued $17,215 as a contribution to be made to the SEP.

The Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2023.

3.   **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of approximately $20,000 which was approximately $15,000 in excess of its required net capital of $5,000.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

4.   **Related Party**

The Company is dependent on its access to funding from the members. The members intend to continue to fund the operational and regulatory needs of the Company for at least one year after the issuance of the financial statements.

Various company administrative or overhead expenses are provided by one of its members without charge to the company.

5.   **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2023 and through the date the financial statements were ready to be issued and determined there are no material subsequent events that would require additional recognition or disclosure in the Company's financial statements.